
F O R M 3                           U.S. Securities and Exchange Commission             OMB Approval
                                            Washington, D.C.  20549                     OMB Number                3235-0104
                                                                                        Expires:         September 30, 1998
                                                                                        Estimated ave.burden
                                                                                        hours per response .............0.5

                                  INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF
                          SECURITIES  Filed  pursuant  to  Section  16(a) of the
                                      Securities Exchange Act of 1934,
                             Section17(a) of the Public Utility  Holding Company
                                    Act  of  1935  or   Section   30(f)  of  the
                                    Investment Company Act of 1940
--------------------------------------------------------------------------------------------------------

1.   Name and Address of Reporting Person       2.  Date of Event Requiring       3. IRS or Soc.Sec.No.
                                                    Statement (Month/Day/Yr)         of Reporting Person
                                                                                             (Voluntary)
         Hale         Randall       B.                        12/21/2001
     _____________________________________           _______________________        __________________
         (Last)      (First)     (Middle)

         600 Century Plaza Drive
         Building 140
     _____________________________________       4. Issuer Name and Ticker or Trading
                    (Street)                        Symbol

                                                      Industrial Data Systems Corporation (IDS)
         Houston           TX       77073-6033
     _____________________________________           _______________________________________________
         (City)      (State)   (ZIP)

5.   Relationship of Reporting Person to Issuer      6.   If Amendment, Date of Original
     (Check all applicable)
       ____X_____ Director   ________  10% Owner          ____________________________________
       __________ Officer              Other                          (Month/Day/Year)

     (give title below)    (specify below)           7. Individual or Joint/Group Filing
                                                        (Check Applicable Line)

     ------------------------------------------         _X_ Form filed by one Reporting Person
                                                        ___ Form filed by more than one Reporting Person

* If the Form is filed by more than one Reporting
  Person, see Instruction 5(b)(v)
------------------------------------------------------------------------------------------------------------
             Table I - Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------
1.   Title of Security              2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                           Securities                Direct (D) or          Beneficial
                                          Beneficially              Indirect (I)           Ownership
                                          Owned (Instr. 4)          (Instr. 5)             (Instr. 5)

                                                                                            Held by Equus II
     Common Stock                         1,225,758 (see note 1)       (I)                  Incorporated (note2)
     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Print or Type Responses)

Page 2


------------------------------------------------------------------------------------------------------------
               Table II - Derivative Securities Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------
1.   Title of                       2.  Date Exercisable and           3.  Title and Amount of Securities
     Derivative                         Expiration Date                    Underlying Derivative Security
     Security                           (Month/Day/Year)                   (Instr. 4)

                                    Date             Expiration                         Amount or Number
                                    Exercisable      Date              Title            of Shares


Series A Convertible
Preferred Stock                    12/21/2001       12/21/2008        Common Stock        1,050,420
--------------------------          -----------      ----------        ---------------- --------------------
Option giving right to buy          (see note 4)     12/21/2006        Common Stock          200,000
--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------


4.  Conversion or Exercise          5.  Ownership Form of                       6.  Nature of Indirect Beneficial
    Price of Derivative                 Derivative Security:                        Ownership
    Security                            Direct (D) or Indirect (I)                  (Instr. 5)
     (Instr. 4)                         (Instr. 5)

     (see note 3)                                 (I)                               Held by Equus II Incorporated
    ----------------------------        ----------------------------------          ------------------------------
     Graduated pricing (see note 5)               (I)                               Held by Equus II Incorporated
    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

Explanation of Responses:

Note 1: All of these shares are subject to a two-year trading restriction which will expire 12/21/03.

Note 2: Mr. Hale is an executive officer of Equus II Incorporated, a significant debt holder of the Company.

Note 3: 2,500,000 shares of Series A convertible preferred stock convertible at a rate of one share of common stock for each 2.38 shares of preferred stock. Holder of preferred stock is entitled to receive cumulative dividends at an annual rate of 8% paid in cash or in kind beginning May 31, 2002.

Note 4: Grant issued by Alliance 2000 Ltd., a significant IDS stockholder, to reporting person giving option to purchase shares of Common Stock held by Alliance. The option becomes vested and is exercisable only upon the sale of the Company.

Note 5: The exercise price of the Alliance 2000 Ltd option ranges from $0.75 to $1.25 over a five-year period as follows:


          12/21/01 to 12/21/02                 $0.75
          12/21/02 to 12/21/03                 $0.85
          12/21/03 to 12/21/04                 $0.95
          12/21/04 to 12/21/05                 $1.10
          12/21/05 to 12/21/06                 $1.25






                                /s/ Randall B. Hale                  12/28/01
                               ---------------------------------     -----------
                                **Signature of Reporting Person      Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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